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

The Board of Directors
Airgas, Inc.

We consent to the inclusion of our report dated January 10, 1996, with respect to the balance sheet of Langdon Oxygen Company as of September 30, 1995, and the related statements of income, retained earnings and cash flows for the nine months then ended, which report appears in the Form 8-K of Airgas, Inc. dated April 5, 1996.

                                      BELL & COMPANY
                                      Texarkana, Texas
April 5, 1996

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